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Exhibit 21

List of Subsidiaries

Bloomfield Acceptance Company, L.L.C., a Michigan limited liability company Bloomfield Servicing Company, L.L.C., a Michigan limited liability company Hartger & Willard Mortgage Associates, Inc., a Michigan corporation
Origen Financial, Inc. (f/k/a Dynex Financial, Inc.), a Virginia corporation Origen Special Holdings Corporation, a Delaware corporation
Dynex Financial of Alabama, Inc., a Virginia corporation
Dynex Insurance Agency, Inc., a Virginia corporation